UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

UNCONSOLIDATED NET INCOME OF PS 67,097 MILLION FOR THE MONTH OF SEPTEMBER 2007
TOTALING PS 575,494 MILLION FOR THE FIRST NINE MONTHS OF 2007*
Medellín, Colombia, October 11, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 67,097 million during the past month of September.
During September, total net interest income, including investment securities amounted to Ps 173,530 million. Additionally, total net fees and income from services totaled Ps 55,684 million.
Total assets amounted to Ps 31,72 trillion, total deposits totaled Ps 18,98 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 4,72 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.55% as of September 30, 2007, and the level of allowance for past due loans was 140.17% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of September, 2007 was as follows: 18.2% of total deposits, 21.5% of total net loans, 18.9% of total savings accounts, 21.8% of total checking accounts and 14.2% of total time deposits.

• This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Sep07/Aug07		Annual
(Ps Millions)	Sep-06	Aug-07	Sep-07	$	%	%
ASSETS
Cash and due from banks	1,417,398	1,818,226	1,701,333	-116,893	-6.43%	20.03%
Overnight funds sold	39,554	497,174	1,318,620	821,446	165.22%	3233.72%
Total cash and equivalents	1,456,952	2,315,400	3,019,953	704,553	30.43%	107.28%

Debt securities	4,002,437	3,984,761	3,503,794	-480,967	-12.07%	-12.46%
Trading	2,008,523	1,878,621	1,446,611	-432,010	-23.00%	-27.98%
Available for Sale	1,166,161	1,052,785	1,020,265	-32,520	-3.09%	-12.51%
Held to Maturity	827,753	1,053,355	1,036,918	-16,437	-1.56%	25.27%
Equity securities	922,094	970,166	994,526	24,360	2.51%	7.86%
Trading	2,845	6,318	10,368	4,050	64.10%	264.43%
Available for Sale	919,249	963,848	984,158	20,310	2.11%	7.06%
Market value allowance	-39,548	-29,866	-29,865	1	0.00%	-24.48%
Net investment securities	4,884,983	4,925,061	4,468,455	-456,606	-9.27%	-8.53%

Commercial loans	12,636,451	16,385,808	16,831,357	445,549	2.72%	33.20%
Consumer loans	2,466,936	3,376,285	3,444,270	67,985	2.01%	39.62%
Small business loans	94,532	100,986	97,819	-3,167	-3.14%	3.48%
Mortgage loans	1,970,598	1,965,423	2,061,183	95,760	4.87%	4.60%
Allowance for loans and financial leases losses	-584,401	-787,983	-798,954	-10,971	1.39%	36.71%
Net total loans and financial leases	16,584,116	21,040,519	21,635,675	595,156	2.83%	30.46%

Accrued interest receivable on loans	176,424	260,110	281,315	21,205	8.15%	59.45%
Allowance for accrued interest losses	-7,505	-15,946	-21,725	-5,779	36.24%	189.47%
Net total interest accrued	168,919	244,164	259,590	15,426	6.32%	53.68%

Customers’ acceptances and derivatives	128,997	105,313	176,935	71,622	68.01%	37.16%
Net accounts receivable	218,702	412,011	413,235	1,224	0.30%	88.95%
Net premises and equipment	364,470	393,418	408,227	14,809	3.76%	12.01%
Foreclosed assets	23,185	12,055	10,208	-1,847	-15.32%	-55.97%
Prepaid expenses and deferred charges	29,551	38,327	43,062	4,735	12.35%	45.72%
Goodwill	47,077	21,727	19,423	-2,304	-10.60%	-58.74%
Other	578,341	257,541	250,014	-7,527	-2.92%	-56.77%
Reappraisal of assets	726,297	1,019,259	1,016,183	-3,076	-0.30%	39.91%

Total assets	25,211,590	30,784,795	31,720,960	936,165	3.04%	25.82%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,461,152	4,071,583	4,262,622	191,039	4.69%	23.16%
Checking accounts	3,135,895	3,849,449	3,809,616	-39,833	-1.03%	21.48%
Other	325,257	222,134	453,006	230,872	103.93%	39.28%

Interest bearing	12,620,917	15,090,559	14,714,872	-375,687	-2.49%	16.59%
Checking accounts	240,404	262,015	286,672	24,657	9.41%	19.25%
Time deposits	3,680,652	4,502,849	4,336,592	-166,257	-3.69%	17.82%
Savings deposits	8,699,861	10,325,695	10,091,608	-234,087	-2.27%	16.00%

Total deposits	16,082,069	19,162,142	18,977,494	-184,648	-0.96%	18.00%
Overnight funds	1,484,188	1,628,849	1,768,772	139,923	8.59%	19.17%
Bank acceptances outstanding	77,527	67,365	50,974	-16,391	-24.33%	-34.25%
Interbank borrowings	1,260,197	700,928	475,720	-225,208	-32.13%	-62.25%
Borrowings from domestic development banks	787,393	1,330,385	1,360,640	30,255	2.27%	72.80%
Accounts payable	722,420	1,073,878	1,822,070	748,192	69.67%	152.22%
Accrued interest payable	122,387	145,266	149,688	4,422	3.04%	22.31%
Other liabilities	247,884	278,828	273,242	-5,586	-2.00%	10.23%
Bonds	891,868	1,341,154	1,680,428	339,274	25.30%	88.42%
Accrued expenses	339,764	407,534	445,687	38,153	9.36%	31.18%

Total liabilities	22,015,697	26,136,329	27,004,715	868,386	3.32%	22.66%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	0	0.00%	8.24%

Retained earnings	1,622,829	2,811,153	2,878,250	67,097	2.39%	77.36%
Appropiated	1,228,943	2,305,756	2,305,756	0	0.00%	87.62%
Unappropiated	393,886	505,397	572,494	67,097	13.28%	45.35%

Reappraisal and others	1,208,358	1,478,252	1,475,177	-3,075	-0.21%	22.08%
Gross unrealized gain or loss on debt securities	792	(34,853)	(31,096)	3,757	-10.78%	-4026.26%

Total shareholder’s equity	3,195,893	4,648,466	4,716,245	67,779	1.46%	47.57%

Total liabilities and shareholder’s equity	25,211,590	30,784,795	31,720,960	936,165	3.04%	25.82%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Sep-06	Sep-07%		Aug-07	Sep-07%
Interest income and expenses
Interest on loans	1,357,502	1,908,178	40.57%	242,458	247,083	1.91%
Interest on investment securities	80,588	196,770	144.17%	17,668	21,326	20.70%
Overnight funds	20,157	39,578	96.35%	6,486	4,634	-28.55%
Total interest income	1,458,247	2,144,526	47.06%	266,612	273,043	2.41%

Interest expense Checking accounts	5,752	12,592	118.92%	2,084	791	-62.04%
Time deposits	160,220	210,278	31.24%	30,008	29,716	-0.97%
Savings deposits	183,717	328,427	78.77%	39,345	39,406	0.16%
Total interest on deposits	349,689	551,297	57.65%	71,437	69,913	-2.13%

Interbank borrowings	80,244	52,969	-33.99%	3,582	3,213	-10.30%
Borrowings from domestic development banks	42,521	46,397	9.12%	6,665	7,148	7.25%
Overnight funds	46,046	65,438	42.11%	11,226	9,966	-11.22%
Bonds	59,498	56,319	-5.34%	8,633	9,273	7.41%
Total interest expense	577,998	772,420	33.64%	101,543	99,513	-2.00%

Net interest income	880,249	1,372,106	55.88%	165,069	173,530	5.13%
Provision for loan and accrued interest losses, net	(141,713)	(289,540)	104.31%	(26,012)	(42,116)	61.91%
Recovery of charged-off loans	46,028	46,695	1.45%	4,285	3,505	-18.20%
Provision for foreclosed assets and other assets	(19,824)	(18,477)	-6.79%	(3,214)	(3,084)	-4.04%
Recovery of provisions for foreclosed assets and other assets	61,066	44,621	-26.93%	784	4,443	466.71%

Total net provisions	(54,443)	(216,701)	298.03%	(24,157)	(37,252)	54.21%
Net interest income after provision for loans and accrued interest losses	825,806	1,155,405	39.91%	140,912	136,278	-3.29%

Commissions from banking services and other services	60,010	71,187	18.63%	9,627	9,395	-2.41%
Electronic services and ATM’s fees, net	64,839	53,564	-17.39%	6,595	6,171	-6.43%
Branch network services, net	40,296	72,526	79.98%	8,411	7,968	-5.27%
Collections and payments fees, net	51,566	80,372	55.86%	9,757	9,297	-4.71%
Credit card merchant fees, net	5,994	14,036	134.17%	1,022	1,049	2.64%
Credit and debit card fees, net	180,184	185,285	2.83%	21,231	22,416	5.58%
Checking fees, net	44,511	49,231	10.60%	5,913	5,156	-12.80%
Check remittance, net	8,337	7,616	-8.65%	910	818	-10.11%
International operations, net	20,483	24,463	19.43%	2,673	3,167	18.48%
Total fees and other service income	476,220	558,280	17.23%	66,139	65,437	-1.06%

Other fees and service expenses	(55,542)	(75,179)	35.36%	(9,654)	(9,753)	1.03%
Total fees and income from services, net	420,678	483,101	14.84%	56,485	55,684	-1.42%

Other operating income
Net foreign exchange gains	103,040	28,709	-72.14%	196,010	(106,047)	-154.10%
Forward contracts in foreign currency	(26,367)	65,982	-350.24%	(184,510)	127,376	-169.03%
Gains(Loss) on sales of investments on equity securities	43,128	(13,254)	-130.73%	(46)	—	*
Gains on sale of mortgage loan	—	857	*	—	—	*
Dividend income	128,571	122,098	-5.03%	—	—	0.00%
Communication, rent payments and others	1,189	1,044	-12.20%	115	110	-4.35%
Total other operating income	249,561	205,436	-17.68%	11,569	21,439	85.31%

Total income	1,496,045	1,843,942	23.25%	208,966	213,401	2.12%
Operating expenses
Salaries and employee benefits	404,571	451,472	11.59%	50,251	50,791	1.07%
Bonus plan payments	12,076	30,795	155.01%	3,517	4,179	18.82%
Compensation	2,683	16,176	502.91%	2,121	2,558	20.60%
Administrative and other expenses	474,024	560,023	18.14%	59,887	56,090	-6.34%
Deposit security, net	41,638	30,802	-26.02%	3,427	3,427	0.00%
Donation expenses	156	338	116.67%	48	33	-31.25%
Depreciation	56,258	56,602	0.61%	6,519	6,586	1.03%
Total operating expenses	991,406	1,146,208	15.61%	125,770	123,664	-1.67%

Net operating income	504,639	697,734	38.26%	83,196	89,737	7.86%
Merger expenses	26,303	—	*	—	—	0.00%
Goodwill amortization	18,900	20,740	9.74%	2,304	2,304	0.00%
Non-operating income (expense)
Other income	133,866	65,573	-51.02%	2,188	11,379	420.06%
Other expense	(110,614)	(37,958)	-65.68%	(3,843)	(8,709)	126.62%
Total non-operating income	23,252	27,615	18.76%	(1,655)	2,670	-261.33%
Income before income taxes	482,688	704,609	45.98%	79,237	90,103	13.71%
Income tax expense	(88,802)	(132,115)	48.77%	(277)	(23,006)	8205.42%

Net income	393,886	572,494	45.35%	78,960	67,097	-15.02%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 11, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance